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United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden hours per response. . . 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-12908

Gala Group Holdings Limited

(Exact name of registrant as specified in its charter)

New Castle House, Castle Boulevard, Nottingham NG7 1FT, United Kingdom
Tel: 011-44-115-948-5000.

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

12% Senior Notes due 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[X]

Approximate number of holders of records as of the certification or notice date: 96

Pursuant to the requirements of the Securities Exchange Act of 1934 Gala Group Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

        Date: March 14, 2003

By:	/s/ BLAIR SINTON Blair Sinton Group Finance Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.